SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2012 (Report No. 3)

Commission File Number: 0-27466

NICE-SYSTEMS LTD.
(Translation of Registrant's Name into English)

8 Hapnina Street, P.O. Box 690, Ra'anana, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1	Press Release: NICE Takes Top Spot Again in Workforce Management Market according to DMG Consulting Report, Dated July 3, 2012

99.2	Press Release: NICE to Discuss How to Optimally Leverage Inbound Interactions for Greater Business Value at Marketing World 2012, Dated July 13, 2012

99.3	Press Release: NICE Impact Conference 2012 to Showcase Best Practices and Leading Enterprise Technologies for Shaping Customer Interactions, ,Dated July 24, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:	/s/ Yechiam Cohen
Name: Yechiam Cohen
Title: General Counsel

Dated: August 9, 2012

EXHIBIT INDEX

99.1	Press Release: NICE Takes Top Spot Again in Workforce Management Market according to DMG Consulting Report, Dated July 3, 2012

99.2	Press Release: NICE to Discuss How to Optimally Leverage Inbound Interactions for Greater Business Value at Marketing World 2012, Dated July 13, 2012

99.3	Press Release: NICE Impact Conference 2012 to Showcase Best Practices and Leading Enterprise Technologies for Shaping Customer Interactions, ,Dated July 24, 2012